Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 18, 2010, relating to the consolidated financial statements and financial statement schedule of PPG Industries, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the adoption of provisions of accounting guidance regarding uncertainty in income taxes and consolidations), and the effectiveness of PPG Industries, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of PPG Industries, Inc. for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

July 26, 2010